

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2014

Via E-mail
Mr. Colin W. Roberts
General Counsel
Parsley Energy, Inc.
500 W. Texas Ave.
Tower I, Suite 200
Midland, Texas 79701

Re: Parsley Energy, Inc.
Draft Registration Statement on Form S-1
Submitted December 20, 2013
CIK No. 0001594466

Dear Mr. Roberts:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Since your prospectus cover discloses that you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to:

- State your election under Section 107(b) of the JOBS Act:
    - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Table of Contents, page i

3.   You include the following disclosure in the first paragraph which appears in bold face type following the tabular entries: "The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date." Revise this statement to remove the phrase "regardless of the time of delivery." See Rule 159(a) under the Securities Act. Also, with regard to the last sentence quoted, we remind you that you have an obligation to update the prospectus if there has been a material change in your operations, financial condition, etc.

Prospectus Summary, page 1

4.   We note the definition you provide for "Parsley" in the introductory italicized paragraph, as well as the definition you provide at page 7 for "Parsley Energy." To improve clarity and to remove any potential for reader confusion, please consider choosing defined terms for the registrant and the LLC which are more clearly distinguishable from each other.

5.   At an appropriate place elsewhere in the prospectus, please more fully explain what you mean when you suggest at page 4 that you will pursue "low-risk, repeatable drilling opportunities." Similarly, explain what "the stacked pay core" signifies, as it is twice used at page 5. We also note the other "stacked pay" references in the Business section and elsewhere.

6.   In your descriptions of the planned corporate reorganization, you refer to "existing owners, including NGP and certain members of [your] management" at page 7 and elsewhere. Please identify the management members and include a cross-reference to your selling shareholders table at page 131.

Summary Historical and Pro Forma Financial Data, page 15

Non-GAAP Financial Measures, page 17

7.   Your non-GAAP measure "Adjusted EBITDA" does not appear to include an adjustment for income taxes. Please rename this measure to avoid confusion or revise to include an adjustment for income taxes.

Risk Factors, page 21

8.   A number of your risk factors include superfluous detail. Please revise generally to identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Also, if the risk you describe applies to all public companies generally, either eliminate the risk factor or provide a more tailored discussion. For example, see the factor captioned "The requirements of being a public company" at page 41.

Use of Proceeds, page 51

9.   Once the information is known, revise to quantify the amount of remaining proceeds to be used for "general corporate purposes" and also separately break out the estimated amount to be applied to fund your "exploration and development program" in particular. In that regard, we note the statement at page 76 that your capital budget of $396.1 million excludes acquisitions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Liquidity and Capital Resources, page 73

Capital Requirements and Sources of Liquidity, page 76

10.   Disclosure in your submission states that your primary sources of liquidity and capital resources will be cash flows generated by operating activities and borrowings under your revolving credit facility. It appears that cash flows from investing activities exceeded cash flows from operating activities during both the fiscal year ended December 31, 2012 and the interim period ended September 30, 2013 which coincided with an increase in capital expenditures during these periods. Specifically, cash expended for the development of oil and natural gas properties increased from $24.9 million for the fiscal year ended December 31, 2011 to $80.4 million for the fiscal year ended December 31, 2012 and $159.1 million for the interim period ended September 30, 2013. Please revise to explain the impact of these apparent trends on your liquidity position and your future financial condition. Refer to Item 303(a) of Regulation S-K.

11.   You state that the amount and timing of 2014 capital expenditures are largely
        discretionary and within your control and that you could choose to defer a portion of
        planned 2014 capital expenditures. Please expand this disclosure to address the potential
        ramifications associated with a deferral of planned capital expenditures. For additional
        guidance, refer to Section IV of SEC Release No. 33-8350.

Management, page 111

12.   Please provide updated disclosure regarding the composition of each committee, when
        that information becomes known. Make other updating revisions as information becomes
        available, including confirming at page 130 the final terms of the written related party
        transactions policy once it has been adopted.

Executive Compensation, page 115

13.   Please provide all the information Item 402 of Regulation S-K requires with regard to the
        fiscal year ended December 31, 2013. We note also your reference at page 118 to the use
        of Aircraft disclosure which will be added for 2013.

Corporate Reorganization, page 121

14.   Please also provide an organizational chart of your corporate structure before the
        reorganization in connection with this offering. Also revise your charts to identify your
        operating subsidiaries and each entity's defined name.

Certain Relationships and Related Party Transactions, page 125

15.   We note your suggestion that in the event the shares are not then publicly traded, the
        value would be assigned "that would be obtained in an arm's length transaction for cash."
        Revise to clarify who determines this amount.

Principal and Selling Shareholders, page 131

16.   For each selling shareholder that is a legal entity, please identify the natural person or
        persons who exercise sole and/or shared voting or investment control over the securities
        offered for resale by that shareholder. See Compliance and Disclosure Interpretations:
        Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-
        kinterp.htm.

17.   At page II-2, we note that the only shares issued recently were those issued directly to the
        LLC. Revise that disclosure to clarify whether the shares issued were Class A or Class B,
        and add footnote or textual disclosure to accompany the tabular reference to the shares
        "beneficially owned prior to the offering" in that regard.

18.   Also revise or further clarify the reason for the footnote disclosure that "Beneficial ownership of PE Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units may be exchanged." For example, explain whether this is due to the company's option to settle in cash.

Underwriting, page 143

19.   We note the reference to the potential release of the locked-up shares, as well as the Risk Factors disclosure at page 46. If there are any agreements or understandings, tacit or otherwise, to release any of the shares prior to the end of the lock-up period, please disclose them.

Pro Forma Consolidated Financial Statements

Notes to Unaudited Pro Forma Consolidated Financial Data, page F-7

Note 2 – Pro Forma Adjustments And Assumptions, page F-8

20.   The use of proceeds disclosure on page 51 of your submission indicates that a cash payment will be made to certain holders of equity interests in Parsley Energy, LLC. Please tell us whether adjustment (d) to your pro forma balance sheet reflects this payment.

Financial Statements for the Years Ended December 31, 2012 and 2011

General

21.   Please be mindful of the requirements to update your financial statements. Refer to Rule 3-12 of Regulation S-X.

Statements of Operations for the Years Ended December 31, 2012 and 2011, page F-39

22.   We note that you have provided disclosure on the face of your historical statements of operations showing the pro forma impact of income taxes for the fiscal year ended December 31, 2012. Please revise to also present pro forma earnings per share information. In addition, please tell us how you considered providing this type of disclosure for all periods for which a statement of operations is presented.

Note 3 – Summary of Significant Accounting Policies, page F-43

Oil and Natural Gas Properties, page F-44

23.   You state on page F-45 of your submission that on the sale or retirement of a partial unit of a proved property or pipelines and related facilities, the cost and related accumulated depreciation, depletion and amortization are removed from the property accounts, and any gain or loss is recognized. Please explain to us how your policy complies with the guidance per FASB ASC 932-360-40-3 regarding gain or loss recognition when only part of a group of proved properties constituting an amortization base is abandoned or retired. Refer also to FASB ASC 932-360-55-11. Please also explain to us how your disclosure here is consistent with the related disclosure on page 79 of your submission.

Note 10 – Member's Equity, page F-57

24.   We note that incentive units were issued as compensation for services rendered to Parsley Energy LLC. Your disclosure states that these incentive units are being accounted for as liability-classified awards pursuant to FASB ASC 718. Please tell us more about how you are accounting for these awards in the context of the applicable authoritative accounting guidance. Your response should include a discussion of the terms of these incentive units relevant to this analysis.

Note 14 – Subsequent Events, page F-61

Acquisitions, page F-64

25.   Please tell us how you considered the reporting requirements of Rule 3-05 and Article 11 of Regulation S-X with regard to your 2013 acquisitions. If you have determined that you have reporting requirements under these rules, please tell us how and when you intend to comply. If you have determined that you do not have reporting requirements under these rules, please provide us with your analysis.

Note 15 – Supplemental Information on Oil and Natural Gas Operations, page F-64

Reserve Quantity Information, page F-64

26.   Please revise to present totals for each line item presented and show proved developed and proved undeveloped reserves as of the beginning and end of each year. Refer to FASB ASC 932-360-50-4 and 932-360-55-2.

Exhibits

27.   Please revise your exhibit index to include all agreements that you intend to file as exhibits such as the June 2013 employment agreements you reference on page 116. Also, please provide with the next submission the LLC agreement which you list as exhibit 10.5 and indicate at page 125 has been filed.

Closing Comments

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director

cc: Matthew Pacey
        Vinson & Elkins LLP